UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

Debra Richards

Hamm Capital LLC

P.O. Box 1295

Oklahoma City, Oklahoma 73101

Tel: (405) 605-7788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Roger Clement
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 167,526 (1)
	8	Shared Voting Power 114,304,417 (1)(2)
	9	Sole Dispositive Power 167,526 (1)
	10	Shared Dispositive Power 142,761,628 (1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 142,929,154 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.1% (2)(3)
14	Type of Reporting Person IN

(1)	Please read Item 3 for an explanation of the transaction that resulted in the change in Mr. Clement’s beneficial ownership.
(2)

Such amount includes 142,929,154 total shares of Common Stock (as defined below) of which Roger Clement (the “Reporting Person”) may be deemed to be a beneficial owner as a result of his position as trustee or co-trustee of the Trusts (as defined below in Item 2). Please read Item 5 for an explanation of the beneficial ownership of the Trusts.

(3)

The percentages used herein are calculated based on 365,511,089 shares of Common Stock outstanding (the “Outstanding Shares”), which represents the 364,298,349 shares of Common Stock outstanding as of January 31, 2022, adjusted for 1,212,740 shares of Common Stock since issued by the Issuer pursuant to the Issuer’s equity compensation program.

1	Name of Reporting Person Shelly Glenn Lambertz
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 226,059 (1)(2)
	8	Shared Voting Power 21,664,783 (1)(3)
	9	Sole Dispositive Power 226,059 (1)(2)
	10	Shared Dispositive Power 28,345,344 (1)(3)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,571,403 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8% (4)
14	Type of Reporting Person IN

(1)	Please read Item 3 for an explanation of the transaction that resulted in the change in Ms. Lambertz’s beneficial ownership.
(2)

Such amount includes 1,888 shares of Common Stock held in a custodial account managed by Ms. Lambertz as custodian for Zachary Richard Lambertz. As of the filing of this Schedule 13D, Mr. Lambertz is a minor. Ms. Lambertz is the mother of Mr. Lambertz.

(3)	Such amount includes 2,300 shares of Common Stock indirectly beneficially owned by Ms. Lambertz through Ms. Lambertz’s spouse.
(4)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Harold Thomas Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 84,387 (1)
	8	Shared Voting Power 23,302,648 (1)
	9	Sole Dispositive Power 84,387 (1)
	10	Shared Dispositive Power 28,683,209 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,767,596 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9% (2)
14	Type of Reporting Person IN

(1)	Please read Item 3 for an explanation of the transaction that resulted in the change in Mr. Hamm’s beneficial ownership.
(2)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Hilary Honor Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 22,908,969 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,416,733 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,416,733 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8% (2)
14	Type of Reporting Person IN

(1)	Please read Item 3 for an explanation of the transaction that resulted in the change in Ms. Hamm’s beneficial ownership.
(2)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Jane Elizabeth Hamm Lerum
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 23,127,669 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,635,433 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,635,433 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8% (2)
14	Type of Reporting Person IN

(1)	Please read Item 3 for an explanation of the transaction that resulted in the change in Ms. Lerum’s beneficial ownership.
(2)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Deana Ann Cunningham
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 85,258 (1)
	8	Shared Voting Power 23,302,648 (1)
	9	Sole Dispositive Power 85,258 (1)
	10	Shared Dispositive Power 28,683,209 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,768,467 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9% (2)
14	Type of Reporting Person IN

(1)	Please read Item 3 for an explanation of the transaction that resulted in the change in Ms. Cunningham’s beneficial ownership.
(2)	The percentages used herein are calculated based on the Outstanding Shares.

1	Name of Reporting Person Jackson Alexander White
2	Check the Appropriate Box if a Member of a Group (A): ☒ (B): ☐
3	SEC Use Only
4	Source of Funds OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,888 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,888 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0% (1)(2)
14	Type of Reporting Person IN

(1)

Mr. White is a member of a Section 13(d) group as defined under Section 13(d) of the Act. Due to his status as a Section 13(d) group member, he is required to disclose beneficial ownership of shares of Common Stock of the Issuer on this Schedule 13D.

(2)	The percentages used herein are calculated based on the Outstanding Shares.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed jointly, pursuant to a Joint Filing Agreement, dated February 7, 2022, attached hereto as Exhibit 1 and further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2022 (as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the individuals (in their individual capacity and/or as trustee or co-trustee of the Trusts) (each, a “Reporting Person” and collectively, the “Reporting Persons”) of the shares of common stock, par value $0.01 per share (“Common Stock”), of Continental Resources, Inc., an Oklahoma corporation (the “Issuer”), the address of which is 20 N. Broadway, Oklahoma City, Oklahoma, 73102. This Amendment No. 1 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 1 is required to be filed. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following information:

On September 16, 2015, the Harold G. Hamm Trust (the “HH Trust”) sold nonvoting units in Harold Hamm Family LLC (“HHF”) to each of the following trusts (each, a “Trust II” and collectively, the “Trust IIs”) in exchange for a note (each, a “Note”) having an original principal amount of $700 million for each Trust II: (i) 2015 Shelly Glenn Lambertz Trust II, (ii) 2015 Harold Thomas Hamm Trust II, (iii) 2015 Hilary Honor Hamm Trust II, (iv) 2015 Jane Hamm Lerum Trust II and (v) 2015 Deana Ann Cunningham Trust II. On February 10, 2022, each Trust II repaid its respective Note and accrued interest thereon (the “Note Repayment”) through the delivery to the HH Trust of 13,912,204 shares of Common Stock. In addition, immediately following the Note Repayment, (i) the 2015 Shelly Glenn Lambertz Trust II granted Mr. Hamm an irrevocable proxy to vote or act by written consent in such manner as Mr. Hamm, in his sole discretion, deems proper and otherwise act with respect to 1,300,000 shares of Common Stock owned by such Trust II at any meeting of the shareholders (whether annual, special or adjourned meeting) of the Company, or pursuant to written action taken in lieu of any such meeting or otherwise (the “Proxy”) and (ii) each of the following trusts granted Mr. Hamm a Proxy over all shares of Common Stock owned by each such trust constituting 27,157,211 shares of Common Stock in the aggregate: (a) 2015 Shelly Glenn Lambertz Trust I, (b) 2015 Harold Thomas Hamm Trust I, (c) 2015 Hilary Honor Hamm Trust I, (d) 2015 Jane Hamm Lerum Trust I and (e) 2015 Deana Ann Cunningham Trust I.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)    All percentages in this Item 5(a) and (b) are calculated based on the Outstanding Shares. As of the date of this Schedule 13D:

The Reporting Persons as a Section 13(d) group may be deemed to beneficially own an aggregate of 143,329,046 shares of Common Stock as a result of their beneficial ownership. This aggregate amount represents approximately 39.2% of the total shares of the Issuer’s common stock currently outstanding. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Roger Clement, in his capacity as trustee or co-trustee, beneficially owns 142,929,154 shares of Common Stock, or 39.1% of the outstanding shares of Common Stock.

Shelly Glenn Lambertz beneficially owns 28,571,403 shares of Common Stock, or 7.8% of the outstanding shares of Common Stock, which amount includes (i) 2,300 shares of Common Stock, indirectly beneficially owned by Ms. Lambertz through Ms. Lambertz’s spouse and (ii) 1,888 shares of Common Stock held in a custodial account managed by Ms. Lambertz as custodian for Zachary Richard Lambertz.

Harold Thomas Hamm beneficially owns 28,767,596 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock.

Hilary Honor Hamm beneficially owns 28,416,733 shares of Common Stock, or 7.8% of the outstanding shares of Common Stock.

Jane Elizabeth Hamm Lerum beneficially owns 28,635,433 shares of Common Stock, or 7.8% of the outstanding shares of Common Stock.

Deana Ann Cunningham beneficially owns 28,768,467 shares of Common Stock, or 7.9% of the outstanding shares of Common Stock.

Jackson Alexander White beneficially owns 1,888 shares of Common Stock, or 0.0% of the outstanding shares of Common Stock.

(b)

Roger Clement has sole voting and dispositive power with respect to 167,526 shares of Common Stock in his capacity as sole and independent trustee of the Jane Elizabeth Hamm 2005 Irrevocable Trust and Hilary Hamm 2005 Irrevocable Trust.

Shelly Glenn Lambertz has sole voting and dispositive power with respect to 226,059 shares of Common Stock, including (i) the 83,658 shares of Common Stock beneficially owned in her capacity as trustee of the Shelly Glenn Lambertz Succession Trust, (ii) the 140,513 shares of Common Stock she owns directly, which includes (A) 3,253 shares of restricted Common Stock which vest on February 15, 2022, (B) 27,865 shares of restricted Common Stock which vest on February 15, 2023, (C) 46,532 shares of restricted Common Stock which vest on February 15, 2024 and (D) 36,772 shares of restricted Common Stock which vest on February 15, 2025 and (iii) the 1,888 shares of Common Stock held in a custodial account, which Ms. Lambertz manages as custodian for Zachary Richard Lambertz. Shelly Glenn Lambertz also shares voting and dispositive power with her spouse over 2,300 shares of Common Stock she indirectly owns through her spouse.

Roger Clement shares, with Shelly Glenn Lambertz, as co-trustee (i) voting power to direct the voting of 21,662,483 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust II and (ii) dispositive power to direct the disposition of (A) 22,962,483 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust II and (B) 5,380,561 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,380,561 shares of Common Stock held by the 2015 Shelly Glenn Lambertz Trust I and 1,300,000 shares of Common Stock held by the Shelly Glenn Lambertz Trust II covered by the Proxy.

Harold Thomas Hamm has sole voting and dispositive power with respect to 84,387 shares of Common Stock in his capacity as trustee of the Harold Thomas Hamm Succession Trust.

Roger Clement shares, with Harold Thomas Hamm, as co-trustee, (i) the voting and dispositive power to direct the voting and disposition of 23,302,648 shares of Common Stock held by the 2015 Harold Thomas Hamm Trust II and (ii) the dispositive power to direct the disposition of 5,380,561 shares of Common Stock held by the 2015 Harold Thomas Hamm Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,380,561 shares of Common Stock held by the 2015 Harold Thomas Hamm Trust I covered by the Proxy.

Roger Clement shares, with Hilary Honor Hamm, as co-trustee, (i) the voting and dispositive power to direct the voting and disposition of 22,908,969 shares of Common Stock held by the 2015 Hilary Hamm Trust II and (ii) the dispositive power to direct the disposition of 5,507,764 shares of Common Stock held by the 2015 Hilary Hamm Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,507,764 shares of Common Stock held by the 2015 Hilary Hamm Trust I covered by the Proxy.

Roger Clement shares, with Jane Elizabeth Hamm Lerum, as co-trustee, (i) the voting and dispositive power to direct the voting and disposition of 23,127,669 shares of Common Stock held by the 2015 Jane Hamm Lerum Trust II and (ii) the dispositive power to direct the disposition of 5,507,764 shares of Common Stock held by the 2015 Jane Hamm Lerum Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,507,764 shares of Common Stock held by the 2015 Jane Hamm Lerum Trust I covered by the Proxy.

Deana Ann Cunningham has sole voting and dispositive power with respect to 85,258 shares of Common Stock, including the 83,658 shares of Common Stock beneficially owned in her capacity as trustee of the Deana Ann Cunningham Succession Trust and the 1,600 shares of Common Stock she owns directly.

Roger Clement shares, with Deana Ann Cunningham, as co-trustee, (i) the voting and dispositive power to direct the voting and disposition of 23,302,648 shares of Common Stock held by the 2015 Deana Ann Cunningham Trust II and (ii) the dispositive power to direct the disposition of 5,380,561 shares of Common Stock held by the 2015 Deana Ann Cunningham Trust I. Pursuant to the Proxy, Harold Hamm has sole voting power with respect to 5,380,561 shares of Common Stock held by the 2015 Deana Ann Cunningham Trust I covered by the Proxy.

Jackson Alexander White has sole voting and dispositive power with respect to the 1,888 shares of Common Stock he owns directly.

(c)    Other than the Note Repayment, none of the Reporting Persons have effected any transactions in the Common Stock in the last 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

On February 10, 2022, certain Reporting Persons granted Harold G. Hamm an irrevocable Proxy as described under Item 3.

Other than as described elsewhere in this Schedule 13D, the Reporting Persons do not have any understandings, arrangements, relationships or contracts relating to the Common Stock that are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

Number	Description

1	Joint Filing Agreement, dated February 7, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 14, 2022

*	/s/ Debra Richards
Debra Richards, Attorney-in-Fact

By:	*
Roger Clement, individually

JANE ELIZABETH HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

HILARY HAMM 2005 IRREVOCABLE TRUST

By:	*
Roger Clement, Trustee

By:	*
Jane Elizabeth Hamm Lerum, individually

2015 JANE HAMM LERUM TRUST I

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

2015 JANE HAMM LERUM TRUST II

By:	*
Jane Elizabeth Hamm Lerum, Trustee

By:	*
Roger Clement, Trustee

By:	*
Hilary Honor Hamm, individually

2015 HILARY HONOR HAMM TRUST I

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HILARY HONOR HAMM TRUST II

By:	*
Hilary Honor Hamm, Trustee

By:	*
Roger Clement, Trustee

By:	/s/ Shelly Glenn Lambertz
Shelly Glenn Lambertz, individually

SHELLY GLENN LAMBERTZ SUCCESSION TRUST

By:	/s/ Shelly Glenn Lambertz
Shelly Glenn Lambertz, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST I

By:	/s/ Shelly Glenn Lambertz
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

2015 SHELLY GLENN LAMBERTZ TRUST II

By:	/s/ Shelly Glenn Lambertz
Shelly Glenn Lambertz, Trustee

By:	*
Roger Clement, Trustee

By:	*
Harold Thomas Hamm, individually

HAROLD THOMAS HAMM SUCCESSION TRUST

By:	*
Harold Thomas Hamm, Trustee

2015 HAROLD THOMAS HAMM TRUST I

By:	*
Harold Thomas Hamm, Trustee

By:	*
Roger Clement, Trustee

2015 HAROLD THOMAS HAMM TRUST II

By:	*
Harold Thomas Hamm, Trustee

By:	*
Roger Clement, Trustee

By:	*
Deana Ann Cunningham, Individually

DEANA ANN CUNNINGHAM SUCCESSION TRUST

By:	*
Deana Ann Cunningham, Trustee

2015 DEANA ANN CUNNINGHAM TRUST I

By:	*
Deana Ann Cunningham, Trustee

By:	*
Roger Clement, Trustee

2015 DEANA ANN CUNNINGHAM TRUST II

By:	*
Deana Ann Cunningham, Trustee

By:	*
Roger Clement, Trustee

By:	*
Jackson Alexander White, individually